The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

File No. 82-34814

April 11, 2005



RECEIVED
2005 APR 13 A 9:3?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated April 1, 2005 (Development of New Mid-term Management Plan "Go Forward!")

In addition, attached as Annex A is a list of documents enclosed, and there is no Annex B.

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

The Bank of Yokohama, Ltd.

By ______________________
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

092473-0002-08226-Tokyo.2010895.1

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated April 1, 2005 (Development of New Mid-term Management Plan “Go Forward!”)

B. JAPANESE LANGUAGE DOCUMENTS

None

File No. 82-34814

Exhibit A-1

YOKOHAMA NEWS

The Bank of Yokohama, Ltd.

April 1, 2005

Development of New Mid-term Management Plan, "Go Forward!"

The Bank of Yokohama, Ltd. (Chairman, President & CEO: Sadaaki Hirasawa) has developed a new mid-term management plan. This will form the basis of the Bank's management strategy guidelines over the next three years (from April 1, 2005 to March 31, 2008). The plan is outlined as follows:

1. "Go Forward!"(towards further "Value-Up")

We have completed repayment of public funds a year before the original schedule. This is as a result of improvements made in our previous regional retail strategies and in line with the vigorous efforts made to reinforce our profitability and our financial structure by the implementation of our previous mid-term management plan "Value-Up," which was targeted for a three year period as from April 2003.

Based on changes in our circumstances during the period, we decided to review the previous mid-term management plan one year in advance, and transform and develop it into a new mid-term plan, which is to be implemented for three years until March 2008.

We have named this new mid-term management plan "Go Forward!", with a view to realizing a further "development" in all aspects, including profitability, financial structure, financial services, customer satisfaction, the capability of our employees, and the internal management system.

2. Targeted Period: from April 1, 2005 to March 31, 2008 (three years)

3. Aim of the plan

(1) General aim: to be recognized as 'The Best regional bank that is strongly supported by

customers and that continues to evolve".

Taking the "three-ships spirit" as our basic management philosophy, which focuses on continuous development through collaboration and harmony among customers, shareholders and the Bank, we will continue to aim towards the value-up of these three parties.

In the new mid-term management plan, we will further strengthen our efforts to become "The Best regional bank that is strongly supported by customers and that continues to evolve" by formulating long-term fiduciary relations among regional customers and shareholders, i.e., corporate values.

(2) Specific goals to be achieved

We have set up the following two specific goals which need to be achieved for the successful realization of our general aim, which include an "index representing presence and value of the Bank" and an "index representing the reliability and soundness of the Bank". We will furthermore promote management and continually work towards the improvement of customer and shareholder values.

<1> [Total market capitalization of more than ¥1 trillion]

We will increase the current share price (as of March 31, 2005) by approximately 10% and aim at a mark of ¥1 trillion for the first time.

<2> [Rating higher than AA]

We will aim at recovering a rating higher than AA, which was the highest rating before the injection of public funds (1997).

4. Major Tasks

(1) Reinforcement of promotion capability and profitability through our daily business based on our customer's view point.

(2) Improvements in the organizational system that is trusted by the region and the community.

(3) Higher level of risk management that enables sustainable growth

(4) Effective use of management resources for further improvement of corporate value

(5) Pursuit of greater rationalization and efficiency of business and strategic utilization of IT

(6) Reinforcement of corporate governance to support positive management strategies

5. Management Index (Year of 2007)

(1) Reinforcement of Retail Promotion Capability

- Retail loans outstanding, over ¥6.9 trillion ※Loans for SMEs + loans for individuals
- Balance of non deposit products, over ¥1.4 trillion ※Including public bonds

(2) Reinforcement of Profitability

- Net profit of over ¥60 billion ※consolidated basis

(3) Improvement in Management Efficiency

- ROE around 10% ※consolidated basis
- OHR around 40%

(4) Stable Financial Conditions

- Tier I ratio, over 9% ※consolidated basis